Global Cancer Technology, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017
Unaudited

	2018	2017
Cash flows provided by (used in) operating activities:		
Net loss from operations	$ (359,128)	$ (374,218)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Issuance of common stock for services	123,750	144,575
Changes in assets and liabilities		
Increase (decrease) in accounts payable and accrued liabilities	16,817	52,855
Increase in deferred compensation	(3,386)	57,982
Net cash used in operating activities	(221,947)	(118,806)
Cash flows provided by (used in) investing activities		
Purchase of property and equipment	-	(1,048)
Net cash used in investing activities	-	(1,048)
Cash flows provided by (used in) financing activities		
Proceeds from issuance of convertible notes	167,500	75,000
Proceeds from issuance of common stock	25,700	77,500
Net cash provided by financing activities	193,200	152,500
Net increase (decrease) in cash and cash equivalents	(28,746)	32,646
Cash and cash equivalents at beginning of year	34,850	2,204
Cash and cash equivalents at end of year	$ 6,104	$ 34,850